Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com

October 16, 2017

VIA EDGAR TRANSMISSION

Ms. Anu Dubey
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FEG Absolute Access Fund LLC (the “Fund” or the “Registrant”)
(1940 Act Registration No. 811-22454)

Dear Ms. Dubey:

Set forth below are our responses to the comments that you provided on the Fund’s preliminary proxy statement (the “Proxy Statement”), received via telephone on October 10, 2017. Page references are to the Proxy Statement as filed with the Securities and Exchange Commission (the “Commission”) on October 2, 2017.

Questions and Answers

1.
Comment: Please diclose in the first paragraph responding to the question “Why am I receiving this Proxy Statement?” the parties from whom Fund Evaluation Group Employee Stock Ownership Trust purchased FEG Investors, LLC.

Response: The Registrant will revise the first sentence to read: “On September 15, 2017, Fund Evaluation Group Employee Stock Ownership Trust ("FEG Trust”), a voting trust administered by Argent Trust Company as trustee, acquired Fund Evaluation Group 2017, Inc. (“Fund Evaluation Group”), the indirect parent company of the Fund’s investment manager, FEG Investors, LLC (“FEG”) (the “transaction”) from Fund Evaluation Group’s eighteen individual owners.”

Ms. Anu Dubey
October 16, 2017

Proxy Statement

2.
Under “Background regarding the Proposal, please disclose that the Fund is in compliance with the two conditions for the “safe harbor” under Section 15(f)(1) of the Investment Company act of 1940, as amended (the “1940 Act”).

Response: The Registrant will add the requested disclosure.

3.
Under “Background regarding the Proposal,” please add information on any interest, direct or indirect, by security holdings or otherwise in the transaction of any director or executive officer of the registrant or their associates since the beginning of the last fiscal year, as described in Item 5(a) of Schedule 14A.

Response: The Registrant will include the requested information.

4.	Revise the formatting of the provisions listed under “Advisory Services” on page 6 of the Proxy Statement to assist in readability.
Response: The Registrant will make the requested revision.

Ms. Anu Dubey
October 16, 2017

5.	Under “Board Approval and Recommendation of the New Management Agreement,” please provide additional details to the discussion of the Board’s evaluation of the Fund’s performance.
Response: The Registrant will make the requested revision.

6.	Under “Board Approval and Recommendation of the New Management Agreement,” please provide additional discussion of the Board’s consideration of economies of scale with respect to the Fund.
Response: The Registrant will make the requested revision.

7.	Under “Board Approval and Recommendation of the New Management Agreement,” please discuss the source of the comparisons that were used by the Board in its approval of the New Management Agreement.
Response: The Registrant will make the requested revision.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3328.

Very truly yours,

/s/ Andrew E. Seaberg
Andrew E. Seaberg

cc:	Joshua B. Deringer, Esq.
Ryan Wheeler